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SEC FILE NUMBER
s-69677

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Republic Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 North Racine Ave., Suite 4700
(No. and Street)

Chicago	Illinois	60614
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert S. Levin	773-236-8045	rlevin@republicpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd., Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

3/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert S. Levin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Republic Partners LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ZHANNA PARQUETTE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 7/12/2025

Signature:

Title:
Managing Member & CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Republic Partners, LLC

Financial Report
with Supplemental Information
December 31, 2021

Republic Partners, LLC

Contents

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Republic Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Republic Partners, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Republic Partners, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Republic Partners, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Republic Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Republic Partners, LLC's auditor since 2021.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Republic Partners, LLC's financial statements. The supplemental information is the responsibility of Republic Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 8, 2022

Republic Partners, LLC

Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	5,909,091
Receivables		122,576
Deferred Contract Costs		189,738
Prepaid Expenses		56,144
Right of Use Asset		85,243
Employer Retention Credit Receivable		42,000
Property & Equipment (Net of Accumulated Depreciation of $35,983)		31,782
Deposits		3,915
Total Assets	$	6,440,489
Liabilities & Members' Equity		
Accounts Payable	$	16,357
Accrued Expenses		28,726
Accrued State Tax		190,000
Lease Obligation		85,684
Deferred Revenue		755,000
Total Liabilities		1,075,767
Members' Equity		5,364,722
Total Liabilities & Members' Equity	$	6,440,489

See notes to financial statements

Republic Partners, LLC

Statement of Operations for the Year Ended December 31, 2021

Total Revenue		$ 8,660,500
Expenses		
Compensation	3,350,102	
Professional Fees	125,489	
Benefits	167,536	
Travel, Meals & Entertainment	25,907	
Office Lease	56,352	
Business Intelligence	41,889	
Compliance & Licensing	63,765	
Professional Memberships & Subscriptions	5,375	
Other Expense	44,834	
Total Expense		3,881,249
Income Before Other Income (Loss)		4,779,251
Other Income (Loss)		
Employee Retention Credit Income		70,000
PPP Loan Forgiveness Income		154,156
(Loss) on dispositions		(4,905)
Total Other Income		219,251
Income Before Tax		4,998,502
Illinois Pass-through Entity Tax		190,000
Net Income		$ 4,808,502

See notes to financial statements

Republic Partners, LLC

Statement of Changes in Members' Equity for the Year Ended December 31, 2021

Beginning Balance as of January 1, 2021	$	1,676,220
Net Income		4,808,502
Distributions		(1,120,000)
Ending Balance as of December 31, 2021	$	5,364,722

See notes to financial statements

Republic Partners, LLC

Statement of Cash Flows for the Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net Income	$ 4,808,502
Adjustments to reconcile Net Income to net cash provided by operations:	
Add: Depreciation Expense	16,726
Add: Disposition of Property & Equipment	4,905
Add: Forgiveness of Paycheck Protection Program Loan	(154,156)
Change in Receivables	(29,926)
Change in Deferred Contract Costs	(103,709)
Change in Prepaid Expenses	(35,255)
Change in Right of Use Asset	(59,097)
Change in Employer Retention Credit Receivable	(42,000)
Change in Accounts Payable	8,799
Change in Deferred Revenue	449,874
Change in Operating Lease Liability	57,992
Change in Accrued Expenses	24,492
Change in Accrued State Tax	190,000
Net Cash provided by operations	5,137,147
Cash Flows used in Financing Activities	
Distributions	(1,120,000)
Net Cash used in financing activities	(1,120,000)
Net Increase in Cash	4,017,147
Cash - Beginning of Period	1,891,944
Cash - End of Period	$ 5,909,091

See notes to financial statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Republic Partners, LLC (the "Company") was formed May 29, 2013 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Illinois. There are three members of the Company. The Company's office is located in Chicago, Illinois and provides financial advisory services to closely held companies throughout the United States.

Effective January 3, 2017, the Company became registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As a registered broker-dealer, the Company provides financial advisory services in connection with mergers and acquisitions and placement agent services in connection with the private placement of securities.

Aspects of the Limited Liability Company – As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has two classes of member interests and the members' interests are in proportion to the number of units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement and the Class B Membership Interests Award Agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Accounting Policies – The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Income Taxes – The Company is treated as a partnership for income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company.

Beginning with the year ended December 31, 2021, the Company has elected to be liable for the Illinois Pass-through Entity (PTE) tax. The PTE tax rate is equal to 4.95% of the taxable net income for the year. The Company has accrued an estimated state tax liability of $190,000 as of December 31, 2021.

The Company has adopted FASB Accounting Standards Codification ("ASC") Topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC Topic 740 also provides guidance in de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Note 1 - Nature of Business and Summary of Significant Accounting Policies – (continued)

Income Taxes (continued) – The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require that tax positions taken be more-likely-than-not to be sustained. Management has reviewed the Company's tax positions for the open tax years (current and prior three years) and concluded that no provision or benefit for income tax related to uncertain positions is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

Cash – The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. At December 31, 2021 the Company had cash of $5,909,091 in one bank. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition – Revenue is realized from fees for services provided in connection with the sale or purchase of an entity or as a percentage of the amount of privately placed securities in a financing event, the effect of which is to change the financial structure, control, or ownership of an entity. These fees are recognized in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Revenue recognized from retainers and fees for service is recorded on the accrual basis in accordance with ASC Topic 606 and is reported on the statement of operations as Revenue.

Under ASC Topic 606, an entity recognizes revenue when or as it transfers promised goods or services to a customer. A key part of the ASC Topic 606 framework is the concept that for some performance obligations, control is transferred over time, while for others, control is transferred at a point in time. The Company determines at contract inception whether each separate performance obligation will be satisfied over time or at a specific point in time. As the Company satisfies its performance obligations, the revenue will be recognized as earned.

During the year ended December 31, 2021, the Company's total Revenue of $8,660,500 was comprised of Retainer Fee Income of $562,500 and Service Fee Income of $8,098,000.

The Company evaluates its outstanding receivables for collectability and provides an allowance for doubtful accounts based on the specific circumstances of the delinquent account(s). At December 31, 2021, all accounts were considered collectible in full and there was no allowance for doubtful accounts required.

Note 1 - Nature of Business and Summary of Significant Accounting Policies – (continued)

Deferred Contract Costs – Wages and other costs related to the fulfilment of a contract are capitalized to the extent they are explicitly reimbursable by the client and expensed when the related revenue is recognized. At December 31, 2021 the deferred contract cost was $189,738.

Deferred Revenue – Retainer Fee Income related to a contract is deferred to the extent that the related contract obligation has not be met. When the contract obligation has been met, or the contract has been terminated by either party to the contract, the revenue is recognized. At December 31, 2021, the deferred revenue was $755,000.

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of Minimum Net Capital and requires a ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $4,918,567 of which $4,852,532 was in excess of its required net capital of $66,035. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.0.

Note 3 – Leases

During 2021, the Company executed an option to extend their lease obligation for office space through June 30, 2023. The Company has classified this lease as an operating lease. In accordance with ASC Topic 842, the Company has recognized a Lease Obligation of $85,684 and a Right of Use Asset of $85,243 on the statement of financial condition. The lease obligation is initially and subsequently recognized based on the present value of its future lease payments, calculated based on the Company's incremental borrowing rate, estimated at 5%. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

Cash paid for office rent amounted to $57,456 for the year ended December 31, 2021. Office Lease expense recognized amounted to $56,352 for the year ended December 31, 2021.

Note 3 – Leases (continued)

Undiscounted lease payments due under the noncancelable operating lease as of December 31, 2021 are as follows:

2022	59,598
2023	30,240
Total undiscounted lease payments	89,838

The Lease Obligation under noncancelable operating leases as of December 31, 2021 is as follows:

Total undiscounted lease payments	89,838
Less imputed interest	(4,154)
Total Lease Obligation	85,684

Note 4 – Financial Instruments – Credit Losses

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments-Credit Losses (Topic 326); Measurement of Credit Losses on Financial Instruments (ASU 2016-13).* The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit loss model. The amendments are effective for fiscal years beginning after December 15, 2019. Management determined ASU 2016-13 did not have a material impact on the Company's financial statement.

Note 5 – Paycheck Protection Program

On April 20, 2020, the Company entered into a note agreement in which it received $154,156 of federal stimulus funds through its primary lender. The funds were issued pursuant to the Coronavirus Aid, Relief, and Economic Security Act's (CARES Act) Paycheck Protection Program (PPP). The PPP required Company officials to certify certain statements that permitted the Company to qualify for the loan and provides loan forgiveness for a portion up to all of the borrowed amount if the Company uses the loan proceeds for the permitted expenditures described in the note agreement; the portion not forgiven will require the Company to pay back this amount in full by April 20, 2022, under equal monthly principal installment payments beginning on November 20, 2020, with interest at 1.00 percent. The Company has the right to prepay any amount outstanding at any time without penalty. On November 15, 2020 the Company submitted the PPP Loan Forgiveness Application Form 3508EZ with certifications and payroll documentation to support the request for full forgiveness of the loan.

Note 5 – Paycheck Protection Program – (continued)

On May 21, 2021, full forgiveness of the PPP loan was authorized by the Small Business Association. During the year ended December 31, 2021, the Company recognized $154,156 in PPP Loan Forgiveness Income.

Note 6 – Employee Retention Credit

During the year ended December 31, 2021, as an eligible employer with qualified wages, the Company was entitled to a refundable tax credit of $70,000. The refundable tax credit was available pursuant to the Coronavirus Aid, Relief and Economic Security Act's (CARES Act) and subsequently extended and expanded as part of the American Rescue Plan Act of 2021 (ARPA) to wages paid through December 31, 2021, for certain employers with a 20% decrease in gross receipts as compared to 2020. The ARPA allows employers to retain a 70% credit for qualified wages up to a maximum of $10,000 per employee, per quarter. During the year ended December 31, 2021 the Company recognized $70,000 in Employee Retention Credit Income.

Note 7 – Major Customers

For the year ended December 31, 2021, 67% of the Company's fee revenue was attributable to two clients.

Note 8 – Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress nor is any anticipated as of December 31, 2021.

Note 9 – Subsequent Events

No significant events occurred subsequent to year-end. Subsequent events have been evaluated through February 8, 2022, which is the date these financial statements were available to be issued.

Supplemental Information

Republic Partners, LLC

Computation of Net Capital and Reconciliation of Unaudited Net Capital to Audited Net Capital under SEC Rule 15c3-1

December 31, 2021

Total Members' Equity	$	5,364,722
Deductions and / or Changes		
Non-allowable Assets		
Receivables		(122,576)
Deferred Contract Costs		(189,738)
Prepaid Expenses		(56,144)
Employer Retention Credit Receivable		(42,000)
Property & Equipment (Net)		(31,782)
Deposits		(3,915)
Non-allowable Assets		(446,155)
Net Capital		4,918,567
Net Capital Required		66,035
Excess Net Capital	$	4,852,532
Aggregate Indebtedness		990,524
Ratio of Aggregate Indebtedness to Net Capital		.20 to 1.0

Net Capital at December 31, 2021 (unaudited)	$	4,833,324
Reclassification of Certain Assets:		
Increase in Right of Use Asset - allowable		85,243
Net Capital at December 31, 2021 (audited)	$	4,918,567

There are no material differences between the audited Computation of Net Capital presented above and the corresponding schedule included in the Company's unaudited amended Form X-17A-5 Part II as of December 31, 2021.

For the year ended December 31, 2021, the Company does not hold customer cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Republic Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Republic Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities, M&A advisory for clients, referring securities transactions to other broker-dealers, private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021, without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 8, 2022

Republic Partners, LLC
Exemption Report

Republic Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
>
> The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities, M&A advisory for clients, referring securities transactions to other broker-dealers, private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021, without exception.

Republic Partners, LLC

I, Robert S. Levin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Managing Member & CEO

February 8, 2022